UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Amendment No. 1
GREAT AMERICAN FINANCIAL RESOURCES, INC.
(Name of the Issuer)
GREAT AMERICAN FINANCIAL RESOURCES, INC.
AMERICAN FINANCIAL GROUP, INC.
GAFRI ACQUISITION CORP.
CARL H. LINDNER
CARL H. LINDNER III
S. CRAIG LINDNER
(Name of Person(s) Filing Statement)
Common Stock, $1.00 par value (“GAFRI Common Stock”)
(Title of Class of Securities)
389915019
(CUSIP Number of Class of Securities)
GREAT AMERICAN FINANCIAL RESOURCES, INC.
250 East Fifth Street, 10th Floor
Cincinnati, Ohio 45202
Attention: Mark F. Muething, Esq.
(513) 333-5300
AMERICAN FINANCIAL GROUP, INC.
GAFRI ACQUISITION CORP.
One East Fourth Street
Suite 900
Cincinnati, Ohio 45202
Attention: James C. Kennedy, Esq.
(513) 579-2538
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
with copies to:

Keating Muething & Klekamp PLL One East Fourth Street Suite 1400 Cincinnati, Ohio 45202 Attention: Edward E. Steiner, Esq. Mark A. Weiss, Esq. 513-579-6400	Squire, Sanders & Dempsey L.L.P. 312 Walnut Street Suite 3500 Cincinnati, Ohio 45202 Attention: Stephen C. Mahon, Esq. 513-361-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
This statement is filed in connection with (check appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction	Amount of filing fee
valuation* $235,617,707	$7,233.46**

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: the filing fee of $7,233.46 was determined based upon the sum of (A) product of 9,208,886 outstanding shares of Common Stock and the merger consideration of $24.50 per share, plus (B) up to $10,000,000 payable in connection with the extinguishing of outstanding options to purchase GAFRI Common Stock (equal to $235,617,707). In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.00003070 by the sum of (A) and (B) in the preceding sentence.

**	Previously paid

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

Introductory Statement
     This Amendment No. 1 to Rule 13e-3 Transaction Statement (“Amendment No. 1”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Great American Financial Resources, Inc., a Delaware corporation (“GAFRI“or the “Company”), American Financial Group, Inc., an Ohio corporation (“AFG”), GAFRI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of AFG (“GAC”), Carl H. Lindner, Carl H. Lindner III and S. Craig Lindner (collectively, the “Filing Persons”). This Amendment No. 1 amends the Rule 13e-3 Transaction Statement filed by GAFRI, AFG and GAC on June 14, 2007 (the “Transaction Statement”). Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned such terms in the Transaction Statement.
     Concurrently with the filing of this Amendment No. 1, GAFRI is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which GAFRI’s board of directors (the “Board of Directors”) is soliciting proxies from stockholders of GAFRI in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated in this Amendment No. 1 by reference. The attached Proxy Statement is in preliminary form and is subject to completion by amendment.
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all exhibits and appendices thereto, is expressly incorporated by reference in this Amendment No. 1 in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.
     The items to Schedule 13E-3 set forth in this Amendment No. 1 amend and restate the items presented in the Transaction Statement. Items to Schedule 13E-3 not presented in this Amendment No. 1 are incorporated in this Amendment No. 1 in their entirety from the Transaction Statement.
     All information contained in, or incorporated by reference into, this Amendment No. 1 concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including GAFRI, takes responsibility for the accuracy of such information as it relates to any other Filing Person.
Item 2. Subject Company Information.
     (a) Name and address. Great American Financial Resources, Inc., 250 East Fifth Street, 10th Floor, Cincinnati, Ohio 45202, telephone number (513) 333-5300.
     (b) Securities. The information set forth under “The Special Meeting – General; Required Vote” and “Important Information Regarding GAFRI—Markets and Market Price” in the Proxy Statement is incorporated by reference.
     (c) Trading Market and Price. The information set forth under “Important Information Regarding GAFRI—Markets and Market Price” in the Proxy Statement is incorporated by reference.
     (d) Dividends. The information set forth under “Important Information Regarding GAFRI—Markets and Market Price” in the Proxy Statement is incorporated by reference.
     (e) Prior public offerings. Not Applicable.
     (f) Prior stock purchases. None.

Item 3. Identity and Background of Filing Persons.
     (a) Name and address.
GREAT AMERICAN FINANCIAL RESOURCES, INC.
250 East Fifth Street, 10th Floor
Cincinnati, Ohio 45202
(513) 333-5300
AMERICAN FINANCIAL GROUP, INC.
GAFRI ACQUISITION CORP.
One East Fourth Street
Suite 900
Cincinnati, Ohio 45202
(513) 579-2538
CARL H. LINDNER
CARL H. LINDNER III
S. CRAIG LINDNER
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2121
AFG beneficially owns approximately 81% of the outstanding GAFRI Common Stock. AFG owns 100% of the outstanding common stock of GAC.
Carl H. Lindner is Chairman of the Board of both GAFRI and AFG. Carl H. Lindner III is Co-Chief Executive Officer, Co-President and a Director of AFG. S. Craig Lindner is Co-Chief Executive Officer, Co-President and a Director of AFG and Chief Executive Officer and a Director of GAFRI.
Information regarding GAFRI required by Instruction C to Schedule 13E-3 is set forth under “Important Information Regarding GAFRI—Executive Officers and Directors of GAFRI” in the Proxy Statement and incorporated by reference. Information regarding AFG and GAC required by Instruction C to Schedule 13E-3 was provided in Annex A to the Transaction Statement.
The information set forth under “Parties Involved in the Proposed Transaction” in the Proxy Statement is incorporated by reference.
     (b) Business and background of entities. See paragraph (a) above.
     (c) Business and background of natural person. The information regarding Carl H. Lindner, Carl H. Lindner III and S. Craig Lindner was provided as set forth in paragraph (a) above.
Item 4. Terms of the Transaction.
     (a) Material terms. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “The Special Meeting—Required Vote”; “Special Factors—Background of the Merger”; “Special Factors— The Special Committee”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; “Special Factors—Certain Effects of the Merger”; “Special Factors—Considerations Relating to the Proposed Merger”; “Special Factors—Interests of Certain Persons in the Merger”; “Special Factors—Material U.S. Federal Income Tax Consequences”; and “Terms of the Merger Agreement—Conditions to the Merger.”

     (b) Not applicable.
     (c) Different terms. The information set forth under the following sections of the Proxy Statement are incorporated by reference: “Summary Term Sheet”; “Special Factors—Certain Effects of the Merger”; and “Special Factors—Interests of Certain Persons in the Merger.”
     (d) Appraisal rights. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger” and “Special Factors—Appraisal Rights.”
     (e) Provisions for unaffiliated security holders. None.
     (f) Eligibility for listing or trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (g) Transactions. GAFRI and American Money Management Corporation (“AMM”), a wholly-owned subsidiary of AFG, are parties to an Investment Services Agreement under which AMM provides investment services to GAFRI’s insurance subsidiaries in accordance with guidelines. GAFRI and its subsidiaries pay AMM a fee based on AMM’s cost of providing these services. Investment charges paid by us to AMM were $4.1 million in 2006.
Under a tax allocation agreement with AFG that became effective in 2006, GAFRI and its subsidiaries in the consolidated tax return group generally pay or recover taxes based on each subsidiary’s contribution to amounts due under AFG’s consolidated return. The tax allocation agreement with AFG has not impacted the recognition of income tax expense and income tax payable in GAFRI’s financial statements. If the AFG tax group utilizes any of GAFRI’s net operating losses or deductions that originated prior to GAFRI’s entering AFG’s consolidated tax group, AFG will pay to GAFRI an amount equal to the benefit received. During 2006, GAFRI and its subsidiaries which are included in the AFG consolidated tax group incurred income tax expense of $47.6 million.
GAFRI paid $2.1 million to AFG for various information technology services (primarily outsourcing) in 2006. GAFRI paid approximately $202,000 to AFG for services related to purchases from third party vendors. All of these transactions were based on fair market value.
During 2006, GAFRI paid The Cincinnatian Hotel approximately $140,000 for lodging and meeting accommodations. The hotel is owned by a subsidiary of AFG.
     (h) Significant Corporate Events and (c) Negotiations or Contacts. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “Special Factors—The Special Committee”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; “Special Factors—Interests of Certain Persons in the Merger”; and “Terms of the Merger Agreement.”
     (d) Conflicts of Interest. AFG and its securityholders stand to benefit from the transactions described to the extent that AFG’s purchase price for the outstanding shares of GAFRI Common Stock is less than that which a third party may have to pay.
     (e) Agreements Involving the Subject Company’s Securities. None.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the

Special Meeting and the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”; “Special Factors—Certain Effects of the Merger”; and “Terms of the Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Stock Options.”
     (c)(1) to (c)(8) Plans. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “Special Factors-Background of the Merger”; “Special Factors-AFG’s Reasons for the Merger”; “Special Factors—Background of the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; “Special Factors—Certain Effects of the Merger”; “Special Factors—Considerations Relating to the Proposed Merger”; “Special Factors—Interests of Certain Persons in the Merger”; “Terms of the Merger Agreement—General; The Merger”; and “Terms of the Merger Agreement—When the Merger Becomes Effective.”
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Background of the Merger”; “Special Factors-AFG’s Reasons for the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger”; and “Special Factors—Considerations Relating to the Proposed Merger.”
     (b) Alternatives. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Background of the Merger”; “Special Factors—AFG’s Reasons for the Merger”; “Special Factors—Determination as to Fairness—AFG, GAFRI and Affiliaes”; and “Special Factors—Recommendation of the Special Committee and the Board of Directors.”
     (c) Reasons. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Special Factors—Background of the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; “Special Factors—Certain Effects of the Merger”; “Special Factors—Considerations Relating to the Proposed Merger”; and “Special Factors—Interests of Certain Persons in the Merger.”
     (d) Effects. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “Special Factors—Background of the Merger”; and “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Certain Effects of the Merger”; “Special Factors—Considerations Relating to the Proposed Merger”; “Special Factors—Interests of Certain Persons in the Merger”; and “Special Factors—Material U.S. Federal Income Tax Consequences.”
Item 8. Fairness of the Transaction.
     (a) Fairness. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Background of the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; “Special Factors—Opinion of the Special Committee’s Financial Advisor”; and Appendix B—Opinion of Cochran Caronia Waller LLC dated May 17, 2007.
     (b) Factors considered in determining fairness. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Background of the Merger”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”;

“Special Factors—Opinion of the Special Committee’s Financial Advisor”; and Appendix B—Opinion of Cochran Caronia Waller LLC dated May 17, 2007.
     (c) Approval of security holders. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger”; “The Special Meeting—General”; “The Special Meeting—Required Vote”; “Terms of the Merger Agreement—Conditions to the Merger.”
     (d) Unaffiliated representative. An unaffiliated representative was not retained to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the merger or preparing a report concerning the fairness of the merger. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—The Special Committee”; “Special Factors—Recommendation of the Special Committee and the Board of Directors”; and “Special Factors—Opinion of the Special Committee’s Financial Advisor.”
     (e) Approval of directors. The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Special Factors—Reasons for the Merger;” “Special Factors—Recommendation of the Special Committee and the Board of Directors”; and “Special Factors—Opinion of the Special Committee’s Financial Advisor.”
     (f) Other offers. Not applicable.
Item 12. The Solicitation or Recommendation.
     (d) Intent to tender or vote in a going-private transaction The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet”; “Questions and Answers About the Special Meeting and the Merger” and “The Special Meeting—Required Vote.”
     (e) Recommendations of others. The information set forth under the following section of the Proxy Statement is incorporated by reference: “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger.”
Item 15. Additional Information.
     (b) Other material information. All information set forth in the Proxy Statement, including all appendices to the Proxy Statement, is incorporated by reference.
Item 16. Exhibits.
     (a) Proxy Statement of GAFRI, including the form of proxy card, letter to stockholders and notice of special meeting of stockholders (incorporated by reference to the Proxy Statement).
     (b) Not applicable.
     (c)(1) Opinion of Cochran Caronia Waller LLC (“CCW”) dated May 17, 2007 (incorporated by referenced to Appendix B to the Proxy Statement).
     (c)(2) Presentation of CCW to the Special Committee of Independent Directors of the Board of Directors of GAFRI dated May 17, 2007 (previously filed).
     (d)(1) Agreement and Plan of Merger, dated as of May 17, 2007, by and among Great American Financial Resources, Inc., American Financial Group, Inc. and GAFRI Acquisition Corp. (incorporated by reference to Appendix A to the Proxy Statement).

     (d)(2) Power of Attorney for Carl H. Lindner, Carl H. Lindner III and S. Craig Lindner.
     (f) The information set forth under the following sections of the Proxy Statement is incorporated by reference: “Special Factors—Appraisal Rights” and Appendix C—Section 262 of the Delaware General Corporation Law.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT AMERICAN FINANCIAL RESOURCES, INC.

July 25, 2007	/s/ Mark F. Muething

Date	Mark F. Muething Executive Vice President

AMERICAN FINANCIAL GROUP, INC.

July 25, 2007	/s/ James C. Kennedy

Date	James C. Kennedy Vice President

GAFRI ACQUISITION CORP.

July 25, 2007	/s/ James C. Kennedy

Date	James C. Kennedy
Vice President

July 25, 2007	*

Date	Carl H. Lindner

July 25, 2007	*

Date	Carl H. Lindner III

July 25, 2007	*

Date	S. Craig Lindner

July 25, 2007	*By:	/s/ Karl J. Grafe

Date		Karl J. Grafe Attorney in Fact